================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        FOR THE TRANSITION PERIOD FROM TO


                         COMMISSION FILE NUMBER 1-9910


            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                                 --------------

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)



================================================================================

                              REQUIRED INFORMATION

1.     Not Applicable.

2.     Not Applicable.

3.     Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan")is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                           WESTCORP EMPLOYEE STOCK OWNERSHIP
                                           AND SALARY SAVINGS PLAN


                                           By: /s/ LEE A. WHATCOTT
                                               ---------------------------------
                                                   Lee A. Whatcott


June 29, 2001

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2000
with Report of Independent Auditors

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

             Audited Financial Statements and Supplemental Schedule

                          Year ended December 31, 2000


                                    CONTENTS

Report of Independent Auditors.....................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2000 and 1999......2
Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2000...........................................3
Notes to Financial Statements......................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)....................10

                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ ERNST & YOUNG LLP

June 8, 2001

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                Statements of Net Assets Available for Benefits

                                                     DECEMBER 31,
                                              --------------------------
                                                 2000           1999
                                              -----------    -----------

ASSETS
Investments at fair value:
  Cash and short-term investments             $ 2,316,166    $ 1,532,811
  Common stock                                 28,266,664     20,241,043
  Mutual funds                                 15,658,208     12,330,330
  Government National Mortgage Association
    securities                                     26,195         43,307
  Loans to participants                           726,586        549,323
                                              -----------    -----------
Total investments                              46,993,819     34,696,814

Dividends and interest receivable                      --      1,124,220
Employee deferrals receivable                     285,323        131,652
Employer contribution receivable                1,816,010      1,474,555
                                              -----------    -----------
Total receivables                               2,101,333      2,730,427
                                              -----------    -----------
Net assets available for benefits             $49,095,152    $37,427,241
                                              ===========    ===========

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 2000

ADDITIONS
Contributions:
    Employee                                       $ 4,142,289
    Employer                                         8,002,031

Net investment income:
    Interest income                                    152,138
    Dividends                                        1,102,833
    Net realized/unrealized appreciation             2,292,933
                                                   -----------
Total additions                                     15,692,224

DEDUCTIONS
Benefit and withdrawal payments to participants      4,015,988
Administration fees                                      8,325
                                                   -----------
Total deductions                                     4,024,313
                                                   -----------

Net increase                                        11,667,911

Net assets available for benefits:
    Beginning of year                               37,427,241
                                                   -----------
    End of year                                    $49,095,152
                                                   ===========

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Westcorp Employee Stock Ownership and Salary Savings Plan ("the Plan") is for the benefit of all eligible employees of Westcorp ("the Company"), its wholly owned subsidiaries, Westran Services Corp., Westcorp Investments, Inc. and Western Financial Bank ("the Bank"), and the Bank's subsidiaries.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants' wages at the end of each payroll period. In 1999, the Company amended the Plan requiring a Company match of employee contributions for the Salary Savings portion of the Plan ("SSP"). Company contributions for the Employee Stock Ownership portion of the Plan ("ESOP") are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan's cash and investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2000 and 1999, respectively. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


2. DESCRIPTION OF THE PLAN

GENERAL

The Plan is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company and its subsidiaries make contributions to the ESOP and SSP as determined by the Plan document, the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest as follows:

                         Years of Service        Vested Interest
                         ----------------        ---------------
                           Less than 3                  0%
                                3                      20%
                                4                      40%
                                5                      60%
                                6                      80%
                            7 or more                 100%

A participant is 100% vested after seven years of service, or upon attainment of age 65 or in the event of a participant's death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company's matching contributions. The amount of forfeitures was not material for the year ended December 31, 2000.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Further information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet "Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document." Copies of this pamphlet are available from the Plan Committee.

EMPLOYEE CONTRIBUTIONS

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

EMPLOYER CONTRIBUTIONS

Employer contributions under the ESOP are at the discretion of the Company's Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation.

LOANS TO PARTICIPANTS

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. A minimum loan amount of $500 can be borrowed once a year. The maximum loan amount is 50% of the employee's vested Plan account balance not to exceed $50,000. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant's vested interest remaining in the Plan.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS TO PARTICIPANTS (CONTINUED)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the eight investment options in the same proportion in which the individual employee's elective contributions are allocated at the time of loan repayment.

3. BENEFITS PAYABLE

Vested benefits payable to participants of $0 and $193,505 at December 31, 2000 and 1999, respectively, are not reflected as a deduction from net assets available for benefits in the Plan's financial statements, which creates a difference from the Plan's Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

4. INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets:

                                                 DECEMBER 31,
                                         --------------------------
                                             2000           1999
                                         -----------    -----------

     Large Cap Value Fund                $ 4,931,808    $        --
     Large Cap Growth Fund                 6,868,023             --
     Westcorp common stock                28,266,664     20,241,043
     Washington Mutual Investors Fund             --      3,910,438
     The Growth Fund of America                   --      5,348,101

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2000 as follows:

     Investments at fair value as determined by quoted market prices:

          Westcorp common stock          $ 2,355,883
          Mutual funds                       (62,950)
                                         -----------
     Net appreciation in fair value
      of investments                     $ 2,292,933
                                         ===========

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. ADMINISTRATIVE COSTS

The Company agreed to voluntarily pay the Plan's administrative expenses of approximately $135,000 in 2000. The agreement to pay the administrative costs may be canceled at any time.

7. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution for the ESOP of $6,186,021 in 2000. In 2000, $1,816,910 was provided in matching contributions for the SSP portion of the Plan.

8. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

      Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. All contributions credited to employees are invested in Company Stock.

      Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

      Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



9. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

                                                            DECEMBER 31,
                                                      --------------------------
                                                         2000            1999
                                                      -----------    -----------

         Net assets:
          Cash and short-term investments             $   601,125    $   158,271
          Common stock                                 21,721,369     14,365,062
          Government National Mortgage Association
            securities                                     26,195         43,307
                                                      -----------    -----------
                                                      $22,348,689    $14,566,640
                                                      ===========    ===========

                                                                       FOR THE
                                                                     YEAR ENDED
                                                                     DECEMBER 31,
                                                                         2000
                                                                     ------------

         Beginning balance                                           $14,566,640
         Changes in net assets:
          Employer contributions                                       6,186,021
          Investment income                                              401,717
          Net realized and unrealized appreciation in fair value       2,297,937
          Benefits paid to participants                               (1,103,626)
                                                                     -----------
         Total                                                       $22,348,689
                                                                     ===========

10. HOLDINGS OF PARTIES-IN-INTEREST

The Plan has holdings of securities of parties-in-interest as follows:

                                                             DECEMBER 31,
                                                      --------------------------
                                                         2000           1999
                                                      -----------    -----------

         Westcorp common stock
           (1,884,444 and 1,395,934 shares
             in 2000 and 1999, respectively)          $28,266,664    $20,241,043
                                                      ===========    ===========

                             Supplemental Schedule

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                         Employer ID 510308535 Plan #001

           Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

  SHARES OR                                                                         CURRENT
  PAR VALUE                  IDENTITY OF ISSUE                        COST           VALUE
-------------                -----------------                     -----------    -----------

                 MUTUAL FUNDS
   415,237       Large Cap Growth Fund                             $ 6,897,858    $ 6,868,023
    12,832       Equity Fund                                           379,568        383,289
   132,185       Balance Fund                                        1,698,589      1,722,382
   120,619       International Fund                                  1,076,009      1,090,402
   235,633       Cap Value Fund                                      5,004,854      4,931,808
    72,701       Government Income Fund                                660,126        662,304
                                                                   -----------    -----------
                    TOTAL MUTUAL FUNDS                              15,717,004     15,658,208

                 COMMON STOCKS
 1,884,444       Westcorp(*)                                        27,981,268     28,266,664

                 PARTICIPANT LOANS RECEIVABLE
$  726,586       Participant loans 8.75% to 10.50% through 2030             --        726,586

                 SHORT-TERM INVESTMENTS
 1,581,846       Value Trust Fund                                    1,581,846      1,581,846
$  734,320       Cash                                                  734,320        734,320
                                                                   -----------    -----------
                    TOTAL SHORT-TERM INVESTMENTS                     2,316,166      2,316,166

                 LONG-TERM INVESTMENTS
$   24,186       Government National Mortgage Association               24,087         26,195
                                                                                  -----------

                    TOTAL INVESTMENTS                                             $46,993,819
                                                                                  ===========

(*) Investment with a party-in-interest.

                                 EXHIBIT INDEX


Exhibit
Number                     Description of Exhibits
------                     -----------------------

 23.1         Consent of Ernst & Young LLP Independent Auditors